Exhibit 99.122

Date: August 24, 2018	100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: APHRIA INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	September 19, 2018
Record Date for Voting (if applicable) :	September 19, 2018
Beneficial Ownership Determination Date :	September 19, 2018
Meeting Date :	November 02, 2018
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON	03765K104	CA03765K1049

Sincerely,

Computershare

Agent for APHRIA INC.